First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

FEF Distributors, LLC
1345 Avenue of the Americas
New York, NY 10105

April 30, 2014

VIA EDGAR

Anu Dubey
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

First Eagle Funds (the “Registrant”) with respect to First Eagle Absolute Return Fund

(File Nos. 033-63560 and 811-762)

Dear Ms. Dubey:

The Registrant hereby requests that the effective date of the Registrant’s registration statement filed today with respect to First Eagle Absolute Return Fund, as amended by Post-Effective Amendment No. 62 on Form N-1A (listed as an EDGAR 485A POS filing) (the “Registration Statement”), be accelerated to May 1, 2014.

We request that we be notified of such effectiveness by a telephone call to Jason Spears of Shearman & Sterling LLP at (212) 848-7795, and that such effectiveness also be confirmed in writing.

The Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Registrant acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Registrant further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Registration Statement and to our request for the acceleration of its effective date.

Sincerely yours,

/s/ Mark Goldstein
Name: Mark Goldstein
Title: CCO
Company: First Eagle Funds

/s/ Mark Goldstein
Name: Mark Goldstein
Title: GC and Secretary
Company: FEF Distributors, LLC